Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of Color Star Technology Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 filed with the Securities and Exchange Commission on November 1, 2021 (the “2021 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2021 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2021 Form 20-F.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

For the Six Months Ended December 31, 2021 vs. December 31, 2020

	For the six months ended December 31,
				Percentage
	2021	2020	Change	Change
Revenue	$9,430,508	$2,330,000	$7,100,508	305%
Cost of revenue	(2,629,781)	(1,936,520)	$(693,261)	(36)%
Gross profit	6,800,727	393,480	$6,407,247	1,628%
Selling, general and administrative expenses	(4,426,383)	(2,678,821)	$(1,747,562)	65%
Research and development expenses	(192,720)	(448,508)	$255,788	57%
Stock compensation expense	(3,418,148)	(2,261,308)	$(1,156,840)	(51)%
Loss from operations	(1,236,524)	(4,995,157)	$3,758,633	75%
Total other income (expense), net	696,207	21,543	$674,664	3,132%
Loss before provision for income taxes	(540,317)	(4,973,614)	$4,433,297	89%
Provision for income taxes	-	-	$-	-%
Net loss from continuing operations	(540,317)	(4,973,614)	$4,433,297	89%
Income (loss) from discontinued operations	-	-	$-	-%
Net loss	$(540,317)	$(4,973,614)	$4,433,297	89%

	For the six months ended December 31,
				Percentage
Revenue	2021	2020	Change	Change
Online music education academy subscription	$9,430,508	$-	$9,430,508	100%
Online concert subscription	-	2,330,000	$(2,330,000)	(100)%
Total Revenue	$9,430,508	$2,330,000	$7,100,508	305%

Revenue. We generated approximately $9.4 million online music education academy subscription revenue from our Color World App (the “App”). Our Color World App officially went live in January 2021 and over 300,000 paid subscribers joined our App from January to June 2021. Our App membership subscription fees will provide our members unlimited access for one year to our App except for on-demand contents with additional charge during the period from January 1 to June 30, 2021. In July 2021, we no longer required our subscribers to pay for the annual subscription fee. We had two on-demand contents going live in during the six months ended December 31, 2021, with over 700,000 subscribers paid for these two on-demand contents. During the six months ended December 31, 2020, we generated approximately $2.3 million subscription revenue from the online concert we held on September 10, 2020. Our sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. The online concert subscription revenue we recognized is net of App payment collections agent service fee.

	For the six months ended December 31,
				Percentage
Cost of Revenue	2021	2020	Change	Change
Online music education academy subscription	$2,629,781	$-	$2,629,781	100%
Online concert subscription	-	1,936,520	$(1,936,520)	(100)%
Total Cost of Revenue	$2,629,781	$1,936,520	$693,261	36%

Cost of Revenue. Our online music education academy cost of revenue of approximately $2.6 million for the six months ended December 31, 2021 was mainly attributable to the amortization of copyrights of the total payments we made to purchase the online courses that were produced by our paid artists. We amortize the copyrights with limited useful life over their estimated expected useful life using the straight-line method and amortize the copyrights with unlimited useful life over 5 years, which is the estimated useful life that we expect will contribute to our App before we are required to renew the contents of such copyrights. Our online concert cost of revenue of approximately $1.9 million for the six months ended December 31, 2020 was the total payments we made to our partners of the online concert we held on September 10, 2020. The partners include artists, artist agents and online concert producers.

Gross Profit. We had a gross profit of approximately $6.8 million for the online education academy App during the six months ended December 31, 2021. We had a gross profit of approximately $0.4 million for the online concert business during the six months ended December 31, 2020.

Selling, General and Administrative Expenses. Selling, general and administrative expenses mainly consist of advertising and marketing costs, office rent and expenses, depreciation expense, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $4.4 million for the six months ended December 31, 2021 as compared to approximately $2.7 million for the six months ended December 31, 2020, an increase of approximately $1.7 million.

The increase was primarily due to approximately $0.3 million increase in salary expenses as we hired more employees for our online education academy business, approximately $0.2 million increase in service charges fee by our App payment collections agent, approximately $0.2 million increase in depreciation expense for our concert and music production equipment, approximately $0.9 million increase of advertising expenses on our events and APP products, and approximately $0.1 million increase in office expenses and other miscellaneous selling, general and administrative expenses.

Research and Development Expenses. Research and development expenses consist of costs associated with development of our online platforms. During the six months ended December 31, 2021, we spent approximately $0.2 million on maintaining our online education academy App, Color World internally. During the six months ended December 31, 2020, we incurred approximately $0.4 million of research and development expenses, which consists of approximately $0.1 million on developing our online education academy APP, Color World internally and approximately $0.3 million amortization expense of the online courses patent, and spent $48,000 on developing the online after-school tutoring program of Baytao. We discontinued the online after-school tutoring program as we shifted our focus to our online education academy business and sold our 80% equity interest of Baytao in June 2021.

Stock Compensation Expenses. Stock compensation expenses were approximately $3.4 million for the six months ended December 31, 2021 as compared to approximately $2.3 million for the six months ended December 31, 2020. The increase was mainly due to approximately $3.0 million expenses on the 3,755,000 ordinary shares issued to twenty-one employees under the 2021 Employee Incentive Plan offset by approximately $1.9 million expenses lower of its stock-based compensation expenses on vested services from our executive officers during the six months ended December 31, 2021 as compared to the same period in 2020.

Loss from Operations. We incurred losses from operations of approximately $1.2 million and approximately $5.0 million for the six months ended December 31, 2021 and 2020, respectively. The decrease of approximately $3.8 million in losses was primarily due to the reasons previously discussed.

Total Other Income (Expense), Net. Our total other income (expense), net, consists of other income, interest income and finance expense. We had a total other income (expense), net, of approximately $0.7 million and $22,000 during the six months ended December 31, 2021 and 2020, respectively. The change was mainly due to one of our vendor is no longer able to execute the pre-arranged artist performance contract and paid us a settlement fee of $700,000 during the six months ended December 31, 2021. During the six months ended December 31, 2021, we had a debt settled with a vendor resulted in a gain of approximately $25,000 and governmental subsidy of approximately $7,200.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2021 and 2020 as we had operating losses.

Net Loss. We incurred a net loss of approximately $0.5 million for the six months ended December 31, 2021, as compared to a net loss of approximately $5.0 million for the six months ended December 31, 2020. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of approximately $7.9 million, which was held by our consolidated entities in the U.S. and Hong Kong.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in online entertainment performance and online music education services. Our business is capital intensive, and equity financing has been utilized to finance our working capital requirements and capital expenditures. Our working capital was approximately $24.1 million as of December 31, 2021 as compared to approximately $3.6 million as of December 31, 2020.

In addition, due to the nature of online entertainment performance and online education industries, we collect payments in advance so we should have minimal liquidity risk. We also completed a few rounds of equity financing, and received net proceeds of approximately $19.2 million from sales of our ordinary shares during the six months ended December 31, 2021. Subsequent to December 31, 2021, we completed two rounds of equity financing, and received gross proceeds of $26.0 million from sales of our ordinary shares and warrants to purchase ordinary share.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the six months ended December 31,
	2021	2020

Net cash used in operating activities	$(7,005,682)	$(4,674,723)
Net cash used in investing activities	(4,785,129)	(6,863,770)
Net cash provided by financing activities	19,492,989	10,931,116
Net increase (decrease) in cash and cash equivalents	$7,702,178	$(607,377)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities totaled approximately $7.0 million for the six months ended December 31, 2021, which was mainly due to a net loss of approximately $0.5 million and non-cash adjustments to reconcile the net loss to net cash used in operating activities of approximately $3.4 million of stock compensation expense, approximately $0.9 million of depreciation expense, and approximately $2.4 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly consists of the increase of prepayment of approximately $11.6 million as we prepaid service fees for both online and live concert productions and the prepayment of advisement fees, and the decrease of deferred revenues of approximately $2.3 million. The net cash outflow was offset by the decrease of accounts receivable of approximately $0.7 million for the Color World App subscription fees due from App payment collections agent and the increase of other payables and accrued liabilities of approximately $0.1 million.

Net cash used in operating activities totaled approximately $4.7 million for the six months ended December 31, 2020, which was mainly due to a net loss of approximately $5.0 million and non-cash adjustments to reconcile the net loss to net cash provided by operating activities of approximately $2.3 million of stock compensation expense, approximately $0.7 million of depreciation expense and approximately $0.2 million of amortization expense. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly included cash outflow for increase of accounts receivable of approximately $1.9 million for the online concert subscription fees due from App payment collections agent, increase of prepayment of $0.9 million as we prepaid service fees for online concert performance and online artists agents, and the increase of other payables and accrued liabilities of approximately $0.1 million.

Investing Activities

Net cash used in investing activities was approximately $4.8 million for six months ended December 31, 2021, which was primarily attributable to the purchase of equipment of approximately $40,000 and purchase of intangible assets of approximately $4.7 million.

Net cash used in investing activities was approximately $6.9 million for the six months ended December 31, 2020, which was primarily attributable to the purchase of equipment of $2.0 million and purchase of intangible assets of approximately $4.9 million.

Financing Activities

Net cash provided by financing activities totaled approximately $19.5 million for the six months ended December 31, 2021, which was due to the sale of ordinary shares of approximately $19.2 million and the borrowings from shareholders of $0.3 million to pay for certain operating expenses.

Net cash provided by financing activities totaled approximately $10.9 million for the six months ended December 31, 2020, which was due to the sale of ordinary shares of approximately $10.3 million and the proceeds from warrants conversion of approximately $0.6 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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